Cantor Fitzgerald Inaugural
Healthcare Conference –
New York City
July 8, 2015
Filed by Centene Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Health Net, Inc.
Commission File No.: 1-12718

Safe Harbor Statement
Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health
Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”,
“aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education
Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the
Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements.  Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement.  Neither Centene nor
Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form
10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Safe Harbor Statement
Additional Information and Where to Find It
Participants in Solicitation
No Offer or Solicitation
The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration.  In connection with the proposed merger, Centene will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC.  Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov.  These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website,
http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street
Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.
Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015.  You can find information about Health
Net’s  executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26,
2015.  You can obtain free copies of these documents from Centene and Health Net using the contact information above.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Earnings Guidance Policy

Our
Company’s
policy
is,
“that
the
Company
undertakes
no
obligation
to
update
its
earnings
guidance,
other
than
as
part
of
its
quarterly
or
yearly
earnings
disclosure,
and
that
silence
on
guidance
by
the
Company
or
Company
officials
should
not
be
interpreted
that
guidance
has
or
has
not
changed.
In
any
event,
no
updated
guidance
would
ever
be
given
that
is
not
previously
or
simultaneously
disclosed
in
an
SEC
filing
or
other
broad
non-exclusionary
means.”
“Further,
it
is
Company
policy
to
generally
not
hold
discussions
with
investors
commencing
two
weeks
prior
to
earnings
release.”

Enhanced Capabilities for Delivering
High Quality, Affordable Healthcare
Health Net adds over 6M members & key capabilities in growth products
–
1.7M Medicaid members; strengthens leading position in Medicaid
–
Enhances national leadership position in LTSS
–
4 Star Medicare Advantage capability with $3B in revenue and 275k members
–
Deep experience with Duals and other underserved populations
–
Attractive Exchange capabilities including 300k members
–
Brings complementary focus on targeted Exchange population
–
Innovative capabilities with value based product set built on leading provider network
–
Participation in additional government programs including VA and TRICARE serving over 2.8M members
Pro Forma 2015E Premium & Service Revenue of $37B and Adj. EBITDA in excess of $1.5B

Key Transaction Terms
$28.25 in cash plus 0.622 shares of Centene
Implies
$78.57
per
Health
Net
share
based
on
July
1
st
close
Total transaction value of $6.8B, including assumption of Health Net debt
Purchase
Price
Purchase
Price
Greater than 10% accretive to GAAP EPS in first full year
Greater than 20% accretive to Adjusted EPS in first full year
Pre tax synergies of $150M by the end of year 2; half in year 1
Expect to close in early 2016
Health Net and Centene shareholder approval
Expiration of Hart-Scott-Rodino waiting period and customary State approvals—
including “change of control” approvals from State insurance and health regulators in Arizona, California and Oregon.
Financing commitment of $2.7B
Pro forma debt to capital ratio of ~40%
Permanent financing to consist primarily of senior notes
Projected
Financial
Impact
Projected
Financial
Impact
Path to
Closing
Path to
Closing
Financing
Financing
Ownership
Ownership
Centene shareholders to own ~71% of Company and Health Net
shareholders to own ~29% of Company

7 Cost Synergy Opportunities Core G&A Efficiencies Specialty Company Integration Medical Costs Technology Platform $150M in Year 2

Leader in High Quality Affordable
Plans
Health Net
Centene
Common States
Medicaid:
5.7 million
Specialty / Government:
3.1 million
Commercial / Exchanges:
1.3 million
Medicare:
275,000
Duals:
40,000
Total
10.4 million
Pro Forma Membership as of 3/31/15
Pro Forma Membership as of 3/31/15
Note: Map excludes Health Net’s TRICARE North Region membership

9 Medicaid Leadership Combination Results in the Largest Medicaid Player 5.7 5.6 5.0 4.0 2.6 2.4 1.7 Peer Peer Peer Peer 1 2 3 4 5 6 -

Diversifying into Adjacent Growth
Markets
Commercial / Exchanges
Medicaid
Medicare
Specialty / Government
Duals
Note: Estimated revenue represents Premium and Service revenue
2015E Revenue:
$16 billion*
2015E Pro Forma Revenue:
$37 billion
2015E Revenue:
$21 billion
83%
2%
0.7%
11%
4%
39%
34%
19%
4%
4%
64%
16%
8%
8%
4%

Attractive Growth Opportunities
Increased
Medicare
Advantage
Presence
4 Star Plans
275k Members
Enhanced
Opportunity for
Targeted
Exchange
Populations
Leader in
Quality
Affordable
Plans
Value Based
Networks
Additional
Government
Health
Programs
VA
TRICARE
Leverage
Specialty
Platform
Depth and
Breadth of
Integrated
Specialty
Products
Leader in
Medicaid
National
Presence
5.7M Members

Segment Size by Product 12 Medicaid & CHIP Medicare (Duals) Correctional Healthcare Health Insurance Marketplace $612B $612B $234B $234B $104B $104B $9B $9B $959 billion $959 billion

US Health Care –
Public Financing

2014
2019
2024
72
91
93
50
62
72
7
14
21
5
5
5
CHIP
Exchange
Medicare
Medicaid
134 million
(42% of Americans)
172 million
(52% of Americans)
191 million
(56% of Americans)
Source: HMA, 2014
Millions of Beneficiaries

Current Pipeline 14 Medicaid & CHIP Medicare (Duals) Correctional Healthcare Health Insurance Marketplace $140 billion $140 billion Both companies participate in each of these segments

Market Opportunity by Product

Medicaid
Medicare
(Duals)
Health Insurance
Marketplace
•
National leader in Medicaid Managed Care
•
National leadership in MLTSS
•
Fastest growing Medicaid Managed Care Segment
•
Expands Medicare pipeline beyond duals
•
Over 35% of Medicare beneficiaries are under 200% FPL
•
Over 65% of Medicare beneficiaries are under 400% FPL
•
4 Star platform
•
Aligned strategy focused on subsidized populations
Correctional
Healthcare
•
Provides correctional healthcare services in 6 markets
combined

Health Solutions - 2008 16 States 70 Solutions 8

Government Solutions
AZ
AR
CA
FL
GA
IL
IN
KS
LA
MA
MI
MN
MS
MO
NH
OH
OR
SC
TN
TX
VT
WA
WI
TANF
Medicaid Expansion
CHIP
ABD (non-duals)
ABD (Medicaid only
dual-eligibles)
Dual Demonstrations
Intellectually/Developmentally Disabled
Long-Term Services and Supports
Foster Care
Medicare
Advantage
Medicare
Special Needs Plan
Health Insurance Marketplace
Correctional Healthcare
Specialty Health Solutions
Pharmacy Benefits
Behavioral & Specialty Therapies
Life & Health Management
Primary Care Solutions for Complex
Populations
Managed Vision
Dental
Benefits
2
Telehealth (Nurse Triage
and Education Line)
1
Entry underway with acquisition of Agate Resources anticipated to close in Q3 2015.
2
Centene is in process of transitioning dental services from external vendors to our new dental benefit management subsidiary.
3
Does not include HNT’s Group Commercial and TRICARE lines of business.
23 States
237  Solutions
1
Health Solutions –
Pro Forma 2015

Medicaid
High Quality Value Based Networks
High Quality Value Based Networks
Integrated Specialty Solutions
Integrated Specialty Solutions
Common Technology Platform
Common Technology Platform
Targeted Exchange
Medicare
Advantage
Leveraging Core Capabilities Across
Government Programs

Enhanced Capabilities for Delivering
High Quality, Affordable Healthcare
Scale in
Government
Programs
Leading position in Government programs: Medicaid, Medicare, VA and TRICARE
PF 2015E Premium & Service Revenue of $37B and Adj. EBITDA in excess of $1.5B
Opportunity to leverage specialty programs
Increased
Capabilities
Provides scale and expertise in Medicare
Strong quality position with 4 Star plan
Innovative capabilities for value based Exchange & consumer products
Platform for
Expanded
Growth
Significant growth opportunity in Medicare, Exchanges & other Gov’t programs
Leadership in CA, FL and TX
Expanded growth pipeline
Compelling
Financial
Profile
In first year, GAAP EPS accretion of >10% and Adjusted EPS accretion > 20%
Prudent capital structure with debt to capital of ~40%

Cantor Fitzgerald Inaugural Healthcare Conference – New York City July 8, 2015